NELSON MULLINS RILEY & SCARBOROUGH LLP ATTORNEYS AND COUNSELORS AT LAW

101 Constitution Avenue, NW
Suite 900
Andy Tucker	Washington D.C., 20001
T: 202.689.2987	T: 202.689.2800 F: 202.689.2860
Andy.Tucker@nelsonmullins.com	nelsonmullins.com

May 9, 2023

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Joseph Ambrogi
Brigitte Lippmann

RE:	OceanTech Acquisitions I Corp.
Preliminary Proxy Statement filed on Schedule 14A
Filed April 26, 2023
File No. 001-40450

Ladies and Gentlemen:

On behalf of OceanTech Acquisitions I Corp. (the “Company”), we are hereby responding to the letter dated May 3, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (“SEC” or the “Commission”), regarding the Company’s Preliminary Proxy Statement, on Schedule 14A filed on April 26, 2023. The numbered paragraph below corresponds to the numbered comment in the Comment Letter, and the Staff’s comment is presented in bold italics.

1.

With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your disclosure in future filings to include disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless. Please include an example of your intended disclosure in your response.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor, Aspire Acquisition LLC, is not currently controlled by nor has substantial ties with non-U.S. person(s). Additionally, all officers and directors of the Company are U.S. citizens and U.S. residents. The current owner of Aspire is the Chief Executive Officer of the Company, and to the extent additional investors are brought in, we are informed they will all be U.S. citizens. Prior to the current sponsor’s acquisition of all securities held by the former sponsor, OceanTech Acquisitions I Sponsors LLC, there was a number of non-U.S. persons holding securities of the former sponsor. Upon the closing of a business combination, the owners of the prior sponsor will be entitled to an aggregate of ten percent of the Company’s Class B shares currently held Aspire. As a result, there will be less than 10% of the shares held by Aspire owned by non-U.S. persons. The Company does not believe this will trigger a finding that the Company is controlled by or has substantial ties to non-U.S. person(s). Accordingly, we have not revised the disclosure in the Preliminary Proxy Statement in response to this comment.

*****

If you have any additional questions regarding our response, please do not hesitate to contact Andrew Tucker at (202) 689-2987.

Very truly yours,

/s/ Andrew Tucker

Andrew Tucker

cc: Francis Knuettel II, Chief Financial Officer, OceanTech Acquisitions I Corp.